SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant     [ ]

Filed by a Party other than the Registrant [ X ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Universal Health Realty Income Trust

Name of Person(s) Filing Proxy Statement:

Culinary Workers Union, Local 226

Payment of Filing Fee (check the appropriate box)

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

Preliminary Proxy Statement

For release to shareholders    2/22/99

Culinary Workers Union Local 226
1630 S. Commerce Street
Las Vegas, Nevada  89102
(702) 387-7064 tel.
(702) 385-1197 fax.



NOTICE OF INTENDED PROXY CONTEST
AT
UNIVERSAL HEALTH REALTY INCOME TRUST
(NYSE:UHT)

IS THE TRUST BEING RUN BY "INDEPENDENT" TRUSTEES?

To Fellow UHT shareholders:

     We own UHT stock and also represent employees of UHT's
Advisor, UHS.<F1> We intend to solicit proxies    for     the
next annual meeting for our shareholder proposal to prevent conflicts-of-interest among "independent" trustees.

     Currently the Trust's primary "Advisor", Universal Health Services, Inc. ("UHS"), is also the Trust's primary tenant. We believe the best way to ensure all transactions between the Trust and UHS are fair to shareholders is to have a majority of trustees be truly independent of UHS.

     We question whether such independence is achieved by the
current Declaration of Trust, the document governing the Trust.
While a majority of trustees are currently deemed
"independent" under the Declaration, the Declaration
defines this term    in an interesting way.

    Thus for many years (until 12/98), Michael Walker was an "independent" trustee -- but he was CEO of Genesis Health Ventures, which had on its board of directors Alan Miller, the
CEO of UHS.       Miller even served on the Genesis executive
compensation committee which set Walker's pay.

     "Independent" trustee James Dalton, Jr. is the CEO of Quorum
Health Group, which is involved in a 3-hospital joint venture with UHS in the Las Vegas area.

     Quorum's relationship with UHS was not disclosed in the Trust's last proxy statement to shareholders. We express no view as to whether such disclosure was required by law.

     We in no way suggest trustees made improper decisions -- that would require analyzing data to which we do not have access.


_______________
<F1> For more information, see section below entitled
"Proxy Solicitation."

     UHS saw its annual net income grow by over 175% from 1994 thru 1998; while the Trust's net income increased by only two-tenths of one percent in the same period.<F2> Obviously many factors affect the profitability of the two companies.

          However, we feel shareholders should not have to
worry in the least that trustees are favoring UHS at the Trust's
expense because of    trustees' outside     business
relationships with UHS.

TEXT OF PROPOSAL AND CURRENT DECLARATION OF TRUST

     Please support the following proposal to avoid conflicts-of-interest among independent trustees overseeing the
Trust:

     WHEREAS, under the current Declaration of Trust, a majority of trustees must be "Independent Trustees", and a majority of Independent Trustees must approve the Trust's agreement with its Advisor (UHS), which is also the Trust's primary tenant;

     AND WHEREAS the term "Independent Trustee" is currently defined by the Declaration to allow such trustees to be major suppliers or customers of UHS, or executives of major suppliers or customers or joint venturers of UHS, or executives of companies which have UHS officers on their own boards, including even these boards' executive compensation committees;

     WHEREFORE, shareholders recommend that trustees support amending section 1.4(l) of the Declaration to read as follows: "'Independent trustee' shall mean a trustee who (i) is not an Affiliate of the Advisor and personally performs no services for the Trust except as trustee; and (ii) in the last 3 years has not personally engaged in (or served as an officer, director, general partner, employee, or trustee of any business entity which engaged in) any of the following:
     (a) being in a partnership or joint venture with the Advisor or Trust; or (b) having on its own governing board any executive of the Advisor or Trust; or (c) buying from or selling to the Advisor or Trust more than $10,000 in goods, services or property in any year."

   Compare this to the existing language of the Declaration of
Trust.     Section 1.4(l) provides:  "'Independent Trustee' shall
mean a Trustee who, in his individual capacity, (i) is not an Affiliate of the Advisor and (ii) does not perform any services for the Trust except as Trustee." This definition is further
________________________
<F2> Annual net income was as follows (in mil.):
     1998      1997      1996      1995      1994
Trust 14.3     14.0      14.2      13.6      14.3
UHS   79.6     67.3      50.7      35.5      28.7
narrowed by the Declaration (section 1.4(c)) defining "Affiliate" to ignore suppliers, contractors, consultants, customers, joint venturers, and other business relationships which might make the trustee feel beholden to UHS:

"'Affiliate' shall mean, as to any Person, (i) any other Person directly or indirectly controlling, controlled by or under common control with such person, (ii) any other Person that owns beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital stock, shares or equity interests of such Person, or (iii) any officer, director, employee, general partner or trustee of such Person or of any Person controlling, controlled by or under common control with such Person (excluding trustees who are not otherwise an Affiliate of such Person)."

SUMMARY OF RELATIONSHIP BETWEEN THE TRUST AND UHS

     In 1998, UHS subsidiaries were the principal tenants of 7 of the 9 hospitals owned by the Trust. These leases accounted for 79% of the Trust's total revenues for the 5 years ended 12/31/97.

     The Trust's officers are all also UHS officers. The Advisory
Agreement between the Trust and UHS is renewable annually, subject to approval by a majority of independent trustees. The
Trust paid UHS $1.1 million for advisory services in FY 1997.

     As of the last proxy statement, 2 of the 7 trustees were UHS executives and therefore not deemed "independent" under the current declaration of trust. Management advises us that "independent" trustee Walker resigned in December 1998.

     More information about the trustees and the relationship between UHS and the Trust is contained in the Trust's last proxy statement at pp. 3-4 and pp. 13-15, incorporated herein by reference.*

* You may obtain a copy of these materials from the SEC's EDGAR database (www.sec.gov), or by contacting us at the address or phone above.

VOTING PROCEDURE AND IMPLEMENTATION OF PROPOSAL

        A proxy card is not included at this time; enclosed
is a voluntary survey.      Management's proxy card may not
include the proposal. We intend to solicit for the proposal using
our own proxy card and    a new     proxy statement: look for
these after you receive your proxy card from the Trust. We intend to send these to a majority of the voting power of the outstanding stock. The Trust's annual shareholders meetings have occurred in early June at the offices of UHS and the Trust, 367 South Gulph Road, King of Prussia PA 19406, (610) 265-0688 (tel).

     Passage of the proposal will require a favorable vote by a majority of stock represented at the meeting. The proposal is
non-binding.    If all trustees or all but one approve, it would
be submitted for shareholder ratification; under the Declaration, approval by a majority of shares eligible to vote is required. The proposal leaves the timing of implementation to board discretion: we expect the board would time

   this     so as not
to force any existing trustees to resign, but no assurances can be offered as to future board decisions in this regard. It is possible that introduction of, voting upon or adoption of the proposal might positively or negatively impact the relationship between the Trust and UHS.


PROXY SOLICITATION

     We are not currently asking you to vote on the
proposal. This solicitation is conducted by Culinary Local 226, which owns 56 shares in the Trust. Culinary has interests in UHS activities beyond its UHT stock ownership: Culinary represents over 40,000 employees in Las Vegas, including approximately 100 employees at UHS' Valley Hospital. Culinary is negotiating with UHS for a new agreement. Culinary has petitioned to compel arbitration over a grievance concerning UHS's failure to apply the agreement to Desert Springs Hospital after a majority of Desert's unit employees designated Culinary as their representative. No work stoppage or picketing has occurred. Culinary does not ask for your support in these matters, and does not believe them relevant to how you should vote as a Trust
shareholder.  Neither hospital is owned by the Trust    (as of
the Trust's latest listings with the SEC).      Regardless of the
outcome of labor matters, Culinary will vote each proxy card it receives in accordance with the shareholder's instructions.
   Culinary has not offered to trade its shareholder activities for labor concessions. Such shareholder activities may have no effect on labor relations, or propel settlement, or so anger
management as to prevent settlement.     Culinary will bear all
solicitation costs (anticipated at $5000) and will not seek reimbursement from the Company. It intends to solicit proxies by mail, fax, phone, e-mail and meetings using regular staff.

RECORD DATE/EXECUTIVE COMPENSATION/STOCK OWNERSHIP OF MANAGEMENT,
TRUSTEES AND 5% OWNERS/ELECTION OF TRUSTEES

     We do not have information on these matters more current the Trust's last proxy statement (pp. 1-4 and 6-19, incorporated by reference herein).*

FUTURE SHAREHOLDER PROPOSALS

     You can contact us if you wish further information with
respect to shareholder rights in making proposals.     The
deadline for shareholders to submit proposals for inclusion in management's proxy materials will appear in management's upcoming proxy statement.

PLEASE RETURN THE ENCLOSED SURVEY TODAY.

For more information, contact our Research Analyst, John Canham-
Clyne, at (702) 387-7064

SURVEY OF SHAREHOLDERS OF
UNIVERSAL HEALTH REALTY INCOME TRUST

     This is a voluntary survey, not a proxy card, and cannot be used to vote on the shareholder proposal: you will have a chance to vote upon receiving our proxy card later. Your identity will be kept confidential unless you specifically authorize to the contrary. Responses will be used solely for communications with shareholders and management about matters for shareholder vote.

YOUR VIEW OF THE SHAREHOLDER PROPOSAL REGARDING TRUSTEE
CONFLICTS-OF-INTEREST:

[  ] Strongly support
[  ] Likely to support
[  ] Likely to oppose because _____________________
[  ] Undecided

[ ] Please send me more information about the issues on which Trust shareholders will be voting:

     Mailing address:    __________________________________

                         ___________________________________

     E-mail address:     _________________________

     Telephone:          _________________   Fax: ___________



__________________________                   _______________
PRINT SHAREHOLDER NAME                       # SHARES

Please return by March 15, 1999 in the enclosed envelope or fax to (702) 385-1197.